UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number: 001-15087

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

I.D. Systems, Inc. 401(k) Plan

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

I.D. Systems, Inc.

123 Tice Boulevard

Woodcliff Lake, New Jersey 07677

I.D. Systems, Inc. 401(k) PLAN

Other Schedules required by 29CFT2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

I.D. Systems, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ UHY LLP
New York, New York
June 29, 2017

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2016	2015

ASSETS
INVESTMENTS
ID Systems, Inc. unitized account	$147,209	$106,302
Mutual Funds	5,600,803	5,474,836
Self-directed brokerage accounts	544,712	518,594
Common / Collective trusts	709,384	566,336
Total investments	7,002,108	6,666,068

RECEIVABLES
Participant contributions	17,196	15,758
Notes receivable from participants	115,986	145,186
Total receivables	133,182	160,944

NET ASSETS AVAILABLE FOR BENEFITS	$7,135,290	$6,827,012

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2016	2015

ADDITIONS
Investment Income
Interest and Dividends	$10,010	$35,445
Net appreciation (depreciation) in fair value of investments	376,393	(15,990)
Total investment income	386,403	19,455

Contributions
Participants	579,193	622,658
Rollover	66,740	29,463
Total Contributions	645,933	652,121

Total Additions	1,032,336	671,576

DEDUCTIONS
Benefits paid to participants	722,382	1,075,976
Administrative and other expenses	1,676	1,730
Total deductions	724,058	1,077,706

Net increase (decrease)	308,278	(406,130)

NET ASSETS AVAILABLE FOR BENEFIT, BEGINNING OF YEAR	6,827,012	7,233,142
NET ASSETS AVAILABLE FOR BENEFIT, END OF YEAR	$7,135,290	$6,827,012

See notes to financial statements.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the I.D. Systems, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for the Plan’s provisions.

General

The Plan was originally established in 1998 for the purpose of providing retirement benefits for eligible employees of I.D. System, Inc. (the “Company” or the “Plan Sponsor”). The Plan was restated on August 23, 2010. The Plan is a defined contribution plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Trustee of the Plan (the “Trustee”) assets for the years ended December 31, 2016 and 2015 was Reliance Trust Company. The named fiduciary for the administration of the Plan is the Director of Human Resources (the “Plan Administrator”).

Contributions

Participants in the Plan may elect to defer and contribute from 1% to 100% of their annual eligible compensation, as defined by the Plan, not to exceed dollar limitations that are set by law. Participants age 50 or older may elect to defer and contribute additional amounts to the Plan up to a maximum that is set by law. Participants may also contribute (rollover) amounts representing distributions from other qualified defined benefit or qualified defined contribution plans.

Each year, the Company may contribute to the Plan a discretionary matching contribution. Matching contributions are subject to vesting requirements. For the plan years ended December 31, 2016 and 2015, the Company did not declare any discretionary matching contribution.

Participant Accounts

Each participant account is credited with the participant’s share of any employer contributions, any contributions made by the participant, and the participants share of any investment earnings (losses) and increases (decreases) in the value of investments. All reasonable costs and expenses incurred by the Administrator and the Trustee in administering the Plan are charged against the accounts of all participants unless the Company elects to pay such expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Participants vest in the Plan’s discretionary match portion of their accounts as follows:

Years of Vesting
Service	Percentage Vested
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 1 - DESCRIPTION OF THE PLAN (Continued)

Notes Receivable from Participants

The Plan permits participants to borrow from their vested account balance. A participant is permitted to borrow up to 50% of his or her vested account balance, not to exceed $50,000. The minimum loan a participant may take is $1,000. All loans must be repaid in level payments on at least a quarterly basis over a five-year period unless the loan is for the purchase of a principal residence in which case the loan may be repaid within a reasonable period of time determined at the time the loan is made. The loans are secured by the balance of the participant’s vested account and bear interest at a rate commensurate with market rates.

Payment of Benefits

A participant’s vested account balance is payable upon retirement, disability, death or other termination of employment. Distributions are payable in a lump sum or in installments over a period not exceeding the participant’s life expectancy. However, if the value of a participant’s vested account is $5,000 or less, it is only payable in a lump sum.

A participant may withdraw all or a portion of his or her vested account during employment if he or she has reached age 59-1/2. A participant may withdraw his or her own contributions (but not earnings on those contributions) during employment for certain hardship reasons.

Upon the death of an active participating employee, such employee’s beneficiary is entitled to the total amount of the employee’s account without penalty plus an allocation of any Company contribution relating to the year in which the death occurred.

Separated participants with vested account balances exceeding $5,000 may delay the timing of the receipt of benefits subject to minimum distribution rules required by law. Participants with a balance of $5,000 or less may be paid out without the participant’s consent in a single-sum payment or by direct rollover to an individual retirement account (“IRA”) or other eligible retirement plan as soon as reasonably practicable following the date of employment termination.

Forfeited Accounts

If a participant terminates employment with the Company at a time when the participant does not have a fully vested account, the nonvested employer contributions and actual earnings thereon are forfeited. Forfeitures may be used to reduce future discretionary employer matching contributions or cover future administrative expenses. Forfeitures in the amount of $200 and $1,100 were used during the years ended December 31, 2016 and 2015, respectively, to pay for the Plan’s expenses. Forfeitures available at December 31, 2016 and 2015 totaled $7,427 and $8,026, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become fully vested with all rights to any amounts in their respective accounts.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are participant directed and reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are recorded as distributions based upon the terms of the Plan document.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, including custodial and administrative fees, are paid by the Plan. Administrative expenses for loans and distributions are paid by the participant. Certain other expenses such as audit and accounting fees are paid by the Company.

Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient , which is part of the FASB’s Simplification Initiative for employee benefit plans. Part I of the ASU designates contract value as the only required measure for fully benefit-responsive investment contracts. Part II of the ASU removes the requirement to disclose individual investments that represent 5 percent or more of net assets available for benefits, removes the requirement to disclose the net appreciation or depreciation for investments by general type, and removes the requirement to disclose investments by class of investments in the fair value table prescribed by FASB Accounting Standards Codification (ASC) 820, Fair Value Measurement. Part III allows for certain amounts to be reported as of the month end date prior to the plan’s year end for those year ends that do not fall on a month end. The ASU is effective for all entities for fiscal years beginning after December 15, 2015. Early adoption is permitted for all entities. The Plan early adopted the provisions of this ASU effective 2015. The adoption of the standard did not result in a material change to the presentation of the financial statements as a whole.

In May 2015, the FASB issued ASU 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This guidance removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share (or its equivalent) using the practical expedient. New guidance was given effective January 1, 2016. The standard is effective for interim and annual periods beginning after December 15, 2015. The standard should be applied retrospectively to all periods presented and early adoption is permitted. The Plan early adopted the standard on January 1, 2015. There was no impact of the standard to the Plan’s Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Plan has evaluated subsequent events through June 29, 2017, the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (“Codification”), Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under the Codification are as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

I.D. Systems, Inc. unitized account: Valued at closing price reported on active market on which the securities are traded, plus money market funds held.

Self-directed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission (“SEC”). These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

The preceding methods described may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 3 - FAIR VALUE MEASUREMENTS (Continued)

The following table presents the fair value hierarchy for the Plan’s investments at fair value as of December 31, 2016 and 2015:

	Investments at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

I.D. Systems, Inc. unitized account	$147,209	$-	$-	$147,209
Mutual Funds	5,600,803	-	-	5,600,803
Self-directed brokerage accounts	544,712	-	-	544,712
Total assets in the fair value hierarchy	6,292,724	-	-	6,292,724
Investments measured at net asset value (a)	-	-	-	709,384
Total investments at fair value	$6,292,724	$-	$-	$7,002,108

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total

I.D. Systems, Inc. unitized account	$106,302	$-	$-	$106,302
Mutual Funds	5,474,836	-	-	5,474,836
Self-directed brokerage accounts	518,594	-	-	518,594
Total assets in the fair value hierarchy	6,099,732	-	-	6,099,732
Investments measured at net asset value (a)	-	-	-	566,336
Total investments at fair value	$6,099,732	$-	$-	$6,666,068

(a)	In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) using the practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Transfers between levels

For the years ended December 31, 2016 and 2015, there were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3.

Investments Measured Using the Net Asset Value per Share Practical Expedient

The investment in Common/Collective trusts for which fair value is measured using the net asset value per share practical expedient was $709,384 and $566,336 as of December 31, 2016 and 2015, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan. As of December 31, 2016 and 2015, there were no unfunded commitments. The investment carries a daily redemption frequency, with a redemption notice period of 12 months at December 31, 2016 and 2015.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company. Certain Plan investments are shares of various mutual funds that are owned and managed by Mass Mutual, who has been designated as the custodian and recordkeeper. The Plan invests in common stock of the Company and issues loans to participants. These transactions qualify as party-in-interest transactions. Fees paid to Mass Mutual for the years ended December 31, 2016 and 2015 were $6,269 and $8,622, respectively.

NOTE 5 - TAX STATUS

The Plan is based on a “volume submitter” plan document. The sponsor of the volume submitter document has received a favorable determination letter from the Internal Revenue Service (IRS) dated January 31, 2006, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code (the “Code”), and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2005-16, the Company has chosen to rely on the IRS determination letter issued to the sponsor of the volume submitter document as evidence that the form of the Plan is tax-qualified. The Plan is also required to be operated in conformity with the Code to maintain its tax-qualified status. The Plan administrator believes that the Plan, which has been amended since the date of the determination letter, continues to be tax-qualified in both form and operation.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

I.D. SYSTEMS, INC. 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2016 and 2015

NOTE 7 - RECONCILIATION OF CERTAIN FINANCIAL STATEMENT AMOUNTS TO AMOUNTS IN FORM 5500

The Plan prepares its Form 5500 on a cash basis. The following is a reconciliation of net assets available for benefits from Form 5500 to the financial statements as of December 31:

	2016	2015

Net assets available for benefits per Form 5500	$7,118,094	$6,811,254
Add: Participants contribution receivable - employee	17,196	15,758
Net assets available for benefits per the financial statements	$7,135,290	$6,827,012

The following is a reconciliation of net increase (decrease) in net assets available for benefit from Form 5500 to the financial statements as of December 31:

	2016	2015

Net increase (decrease) in net assets available for benefit per Form 5500	$306,840	$(398,612)
Add: Participant contribution receivable - employee	17,196	15,758
Less: Prior year participant contribution receivable - employee	(15,758)	(23,276)
Net increase (decrease) in net assets available for benefit per financial statements	$308,278	$(406,130)

The following is a reconciliation of participant contributions from Form 5500 to the financial statements as of December 31:

	2016	2015

Participant contributions per Form 5500	$644,495	$659,639
Add: Current year participant contribution receivable - employee	17,196	15,758
Less: Prior year participant contribution receivable - employee	(15,758)	(23,276)
Participant contributions including rollover per the financial statements	$645,933	$652,121

I.D. SYSTEMS, INC. 401(k) PLAN

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

EIN 22-3270799 PLAN #001

December 31, 2016

	(b) Identity of Issue	(c) Description of Investment, Including		(e)
	Borrower, Lessor or	Maturity Date, Rate of Interest,	(d)	Current
(a)	Similar Party	Collateral, Par or Maturity Value	Cost**	Value

	JP Morgan	JP Morgan Prime Money Market Fund		$173,294
*	Hartford Mutual Funds	Hartford Total Return Bond		276,431
	PIMCO	PIMCO Total Return		346,040
	BlackRock	BlackRock Lifepath 2020		81,074
	BlackRock	BlackRock Lifepath 2030		125,033
	BlackRock	BlackRock Lifepath 2040		137,099
	BlackRock	BlackRock Lifepath Retirement		41,887
	Invesco	Invesco Small Cap Equity		184,870
	Alger	Alger Mid Cap Growth Institutional		649,674
	Pioneer Investments	Pioneer Mid Cap Value		187,152
	American Funds	AF Growth Fund of America		380,958
	Janus Capital Management	Janus Forty		996,036
	American Funds	American Funds Europacific Growth		211,529
	Davis Funds	Davis New York Venture Fund		101,805
	Charles Schwab	Schwab Self-Directed Brokerage Account		544,712
	Janus Capital Management	Janus Overseas		227,734
	American Funds	American Balanced Fund		563,287
	Putnam Investments	Putnam Investors		222,881
	State Street Global Advisors	SSgA S&P 500 Index Securities Lending Series Fund		709,384
		Collective Trusts
*	ID Systems Inc. unitized account	Unitized Account		147,209
	Putnam Investments	Putnam Multi-Cap Growth Fund		508,130
	Invesco	Invesco Van Kampen Value		185,889

*	Participant Loans	Interest rate of 9%	$-	115,986
				$7,118,094

* Indicates party-in-interest to the Plan.

** Cost omitted for participant directed investment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the I.D. Systems, Inc. 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

I.D. Systems Inc. 401(k) Plan

/s/ Ned Mavrommatis
Ned Mavrommatis
Chief Financial Officer and Treasurer

June 29, 2017
Date

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm